11101 West 120th Avenue, Suite 220
Broomfield, Colorado 80021

February 2, 2007

Via Edgar Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
Room 4561
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Craig Wilson, Senior Assistant Chief Accountant
Mark Kronforst, Accounting Branch Chief

Re:	Cardinal Communications, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2005 Filed April 17, 2006
Form 10-QSB for the Quarterly Period Ended March 31, 2006 filed May 22, 2006
Form 10-QSB for the Quarterly Period Ended June 30, 2006 filed August 22, 2006
Form 10-KSB/A for the Fiscal Year Ended December 31, 2005 Filed December 1, 2006
File No. 1-15383

Dear Mr. Wilson and Mr. Kronforst:

On behalf of Cardinal Communications, Inc. (the “Company”) we present these responses to the letter of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 11, 2007 (the “Letter”). We have reproduced the Staff’s comments in bold type and have followed each comment with our response. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

Item 1. Financial Statements

Note 3. Correction of an Error in Previously Issued Financial Statements, page F-18

1.
We have read your response to prior comment number 3 and do not agree with your assertion that meeting your obligation with respect to reporting your restatements under Item 4.02 of Form 8-K will be misleading. In addition to meeting the disclosure requirements of the item, you are not prohibited from addressing your concerns and explaining the circumstances resulting in the delay between your restatements and the Form 8-K filing. Please file the required information in accordance with Item 4.02 of Form 8-K.

Response 1:

The Company filed an Item 4.02 on Form 8K on February 2, 2007 reporting the error in previously issued financial statements.

2.
Please explain to us why (you) believe that the financial statements included in your amended annual report filed on December 1, 2006 complied with Item 310(a) of Regulations S-B. In this regard, it is unclear to us how you concluded that you have provided audited financial statements considering that the restatement adjustments are unaudited.

Response 2:

The 10-KSB/A Filed with the SEC on December 1, 2006 reported the adjustments as “Unaudited.” We have discussed this error with our Independent Registered Accountants (“Auditors”) and these adjustments were audited, however they were mislabeled. An amended 10-KSB/A report will be filed with the SEC noting the audited adjustments and adjusting the opinion of our Auditors to acknowledge the adjustments. Currently, the Company is on credit hold with our Auditors and we do not expect to be able to engage our Auditors until the first week of March 2007. We will file the amended 10-KSB/A as soon as our Auditors allow.

 Cardinal Communications, Inc. Additional Response to Securities and Exchange
Commission Comments Dated January 11, 2007

Conclusion

We welcome your comments and are striving to improve our public disclosures. We appreciate your staff’s time in reviewing our disclosures and correspondence.

Sincerely,

/s/ Ronald S. Bass

Ronald S. Bass
Principal Accounting Officer

 Cardinal Communications, Inc. Additional Response to Securities and Exchange
Commission Comments Dated January 11, 2007

Statement of Responsibility

In connection with our responses to the Securities and Exchange Commission comments, we the Company of Cardinal Communications, Inc. acknowledge:

We are responsible for the adequacy and accuracy of the disclosures in our financial reporting and public filings;

We further acknowledge Securities Exchange Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

We further acknowledge that Cardinal Communications, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: February 2, 2007	By: /s/ Edouard A. Garneau
Name: Edouard A. Garneau
Title: Chief Executive Officer

Date: February 2, 2007	By: /s/ Ronald S. Bass
Name: Ronald S. Bass
Title: Principal Accounting Officer

Cardinal Communications, Inc. Additional Response to Securities and Exchange
Commission Comments Dated January 11, 2007